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                       [LETTERHEAD OF PEDERSEN & HOUPT]


                               February 11, 1999



VIA EDGAR AND FACSIMILE (202) 942-9648
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Terry Hatfield

     Re:  Blue Rhino Corporation (the "Registrant")
          SEC File No. 333-70127

Dear Mr. Hatfield:

     On behalf of the Registrant, we hereby request that the staff consent to withdrawal of the Registrant's above-referenced registration statement, including all amendments and exhibits thereto, pursuant to Rule 477(a) under the Securities Act of 1933, as amended. This request is also being filed today via EDGAR with an "RW" submission header.

     The Registrant is requesting that the above-referenced registration statement be withdrawn because the Registrant was unwilling to sell additional shares based upon the market price of its shares on February 10, 1999.

     Please direct any questions regarding this request to the undersigned.

                   Very truly yours,

                   /s/ Susan M. Hermann
                   Susan M. Hermann

cc: Mr. Mark Castaneda via e-mail and U.S. Mail
    Ms. Janet Mitchell via facsimile and U.S. Mail
    Larry A. Barden, Esq. via facsimile and U.S. Mail
    Michael J. Fieweger